                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                                VERITAS DGC INC.
                       (Name of Subject Company (Issuer))

                                VERITAS DGC INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   92343P107
                     (CUSIP Number of Class of Securities)

                                LARRY L. WORDEN
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                VERITAS DGC INC.
                             10300 TOWN PARK DRIVE
                              HOUSTON, TEXAS 77072
                                 (832) 351-8534
                (Names, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                    Copy to:
                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                             2300 First City Tower
                                  1001 Fannin
                              Houston, Texas 77002
                                 (713) 758-2222

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer: |_|
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                                                                    Page 2 of 5

WE HAVE NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS COMMUNICATION. UPON COMMENCEMENT OF SUCH OFFER, WE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A "SCHEDULE TO" AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. YOU ARE STRONGLY ENCOURAGED TO READ THE "SCHEDULE TO" AND RELATED DOCUMENTS WHEN THEY ARE FILED AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE "SCHEDULE TO" AND RELATED EXHIBITS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV AND WILL BE DELIVERED WITHOUT CHARGE TO ALL OF OUR EMPLOYEES WHO ARE OPTION HOLDERS. COPIES OF THE "SCHEDULE TO" AND RELATED DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AFTER THEY HAVE BEEN FILED BY MAKING A WRITTEN REQUEST TO LARRY
L. WORDEN, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 10300 TOWN PARK DRIVE, HOUSTON, TEXAS 77072.


December 3, 2003

To:   Holders of Veritas DGC Options
From: Dave Robson
Re:   Notification of results of shareholders' vote on Stock Option
      Exchange Program

As a follow-up to my e-mail in November, I am pleased to announce that our shareholders have approved the voluntary Stock Option Exchange Program. Now that we have received shareholder approval, there are still things we must consider before we decide to implement the program. As stated in the proxy, if the stock gets to $11.00/share, the program will not be implemented.

While we have not yet made the final decision to implement the voluntary Stock Option Exchange Program, I want to give you some general information about the program.

ELIGIBILITY

o You must have outstanding Veritas stock options with an exercise price of US$15.00 or higher.
o You must be actively employed by Veritas on the last day of the exchange offer.
o Our five highest paid executive officers named in the proxy statement and all Veritas directors are excluded from this offer.
o We plan to offer the exchange to all eligible employees worldwide, but if implementation of the program is not feasible or practical in certain countries, we may exclude employees in those countries from the program.

HOW THE PROGRAM WORKS

The voluntary Stock Option Exchange Program gives eligible employees a one-time chance to cancel their eligible outstanding options in July 2004 (anticipated date) and exchange them for a lesser number of options at a new exercise price. The exchange offer will last approximately 20 business days. If you choose to exchange your eligible options, those options will be cancelled following the 20-day exchange offer period. The new options will be issued on or about February 11, 2005 (new grant date).

Eligible options must have an exercise price of US$15.00 per share or higher. If you choose to participate in the program, you will have to exchange all of your eligible options.

The new options to be issued on or about February 11, 2005 will vest 100% six months after the date of grant. These new options will have a term of 5 years.
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                                                                    Page 3 of 5

EXCHANGE RATIOS

Subject to the final terms of the offer, the number of new options you receive in 2005 will depend on the original exercise price at which your exchanged options were granted. This exchange is meant to be a value-for-value exchange, so that the value of your exchanged options will approximately equal the value of the new options you receive in February 2005.

In order to determine the value of your eligible options, a series of exchange ratios will be developed using a commonly accepted option valuation model called Black-Scholes. The Black-Scholes method takes into account a number of variables, such as current stock price, stock volatility, risk-free rate of return and the duration of the options being valued.

Some examples of exchange ratios were shown in the proxy statement. The actual exchange ratios will be determined when the final exchange offer is tendered.

TIMELINE

If the voluntary Stock Option Exchange Program is implemented, we expect the timeline to be as follows:

  DATE                    ACTION
  December 03             Shareholder vote
  July 12, 04             20 business day tender offer to employees
  August 6, 04            Final date for employees to make irrevocable
                          acceptance or rejection of tender offer.
  August 9, 04            Cancellation of options tendered
  February 11, 05         Replacement options issued



A list of frequently asked questions (FAQs) is attached below. If we decide to go ahead with the program, you will receive more detailed information in June 2004.

Regards,


Dave Robson

                         STOCK OPTION EXCHANGE PROGRAM
                           FREQUENTLY ASKED QUESTIONS



1.       WHY ARE WE IMPLEMENTING THIS PROGRAM?

         Veritas utilizes stock options as long-term compensation incentives for employees. Due to market declines over the past several years, many Veritas employees hold options priced significantly higher than our current stock price. Recognizing this disparity, our Board of Directors and our shareholders have approved this program, so that our employees can start anew with options priced in a way that we hope will reward current and future efforts to grow the company.

2.       WHY IS THIS GOOD FOR ME?

         This program may be beneficial to you if you have options with exercise prices at values significantly higher than today's current stock price and that otherwise qualify for the program. Because this program will provide you an opportunity to exchange those options for a lesser number of new options with exercise prices equal to our stock price at the time of the new grant, the result is a potentially higher return on your options moving forward.

3.       WHO IS ELIGIBLE TO PARTICIPATE?

         To be eligible, you must be a Veritas DGC employee on the last day of the election period in August 2004 (anticipated date). The option exchange would apply to eligible employees' options that have an exercise price equal to or greater than $15.00 per share.

         Some employees outside of the U.S. may not qualify to participate in the program. In addition, Veritas' five most highly compensated officers and Board members will not be eligible to participate in this program.

4.       WILL THE PROGRAM BE AVAILABLE IN COUNTRIES OUTSIDE THE U.S.?

         Veritas intends to offer this program worldwide, where practical and feasible. Currently, we are working to evaluate the possibilities for this program for our employees outside the United States and will provide more detail as available on the exact countries where this program will be possible.

5.       DO I HAVE TO PARTICIPATE IN THE PROGRAM?

         No. The program is strictly voluntary. There will be an election period in July 2004 (anticipated date) of at least 20 U.S. business days where employees can either elect or decline to participate.

6.       DO I HAVE TO EXCHANGE ALL OF MY OPTIONS?

         If you choose to exchange any of your options, you will have to exchange all of your outstanding options with an exercise price of $15.00 or more.

7.       WHAT WILL I HAVE TO DO TO PARTICIPATE IN THE PROGRAM?

         As a potential participant, there are no immediate actions at this time. Close to the offer period beginning July 2004 (anticipated date), you will be notified about forms that you will need to complete in order to exchange your options.

8.       WHY WILL IT TAKE SO LONG TO START THE PROGRAM?

         The July requirement is necessary in order for Veritas to comply with accounting rules, which require a six-month delay from its last option grant date for eligible participants. The 2004 annual stock grant will be made in January.

9.       WILL MY VESTING SCHEDULE CHANGE?

         Yes. The new options issued to employees in February 2005 will vest 100% six months from the date they are granted.
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                                                                    Page 5 of 5

10.      WHY WON'T I GET THE SAME NUMBER OF OPTIONS I TRADE IN?

         The exchange will not be a one-for-one option exchange for employees because we have determined it to be in the best interest of our shareholders to establish a "value-for-value" based program.

11. WHAT HAPPENS IF I ELECT TO PARTICIPATE IN THE PROGRAM, BUT LEAVE VERITAS VOLUNTARILY BEFORE THE NEW OPTIONS ARE GRANTED?

         If you voluntarily terminate your employment with Veritas prior to the date of grant of the replacement options, you will not receive any replacement options.

12. WHAT IF I ELECT TO PARTICIPATE IN THE PROGRAM BUT AM LAID OFF BY VERITAS PRIOR TO THE GRANT DATE?

         If you are laid off prior to the grant of the replacement options, you will not receive any replacement options.

13.      WHAT WILL THE EXCHANGE RATIOS BE?

         Final exchange ratios will be determined and communicated prior to the election period in July 2004 (anticipated date). You can estimate what your replacement option grant would be if you divide your current eligible option amounts by the exchange ratio for each tier.

14.      DO I NEED TO SUPPLY MY ORIGINAL OPTION AGREEMENTS TO PARTICIPATE?

         No. There will be an election form to document your decision.

15. I HAVE SOME RECENT OPTIONS WITH A RELATIVELY LOW EXERCISE PRICE. WHY DO I HAVE TO PARTICIPATE?

         You are not required to participate. Only your options with an exercise or strike price of $15.00 or more are eligible for this exchange.

16.      HAVE OTHER COMPANIES IMPLEMENTED SUCH PROGRAMS?

         Yes. Companies such as BMC Software, Lucent, Nortel and Apple Computers have implemented similar programs. Each of these programs has some differences from Veritas', but the main program objectives are similar.

17.      WHAT IS THE DIFFERENCE BETWEEN THIS PROGRAM AND DIRECTLY REPRICING
         OPTIONS?

         A program to reprice options directly would result in a different accounting treatment and could negatively impact earnings. Veritas has elected to use the stock option exchange program as an alternative to direct repricing of options because exchange programs are more commonly used in today's market and are more favorable to our accounting needs.

18.      WHY CAN THE BOARD OF DIRECTORS TERMINATE THIS PROGRAM?

         In our dynamic industry and economy, circumstances could change significantly prior to June 2004. For this reason, the Board has decided to reserve the right to terminate the program.

19. IF I DO ELECT TO PARTICIPATE IN THIS PROGRAM, WHEN WILL THE NEW OPTIONS BE GRANTED?

         You may exchange your current eligible options for new options to be issued on or about February 11, 2005 (new grant date).

20.      WHAT HAPPENS TO MY OPTIONS THAT HAVE AN EXERCISE PRICE BELOW $15.00
         A SHARE?

         Nothing. The vesting, terms and all conditions of those options will remain the same.

21.      WHERE DO I GO TO GET MORE INFORMATION ABOUT THE PROGRAM?

         You can e-mail Scott Smith, VP HR, at scott_smith@veritasdgc.com or Liz Foreman, Corporate Human Resources Manger, at liz_foreman@veritasdgc.com with specific questions.